                                  SCHEDULE 13D

                                 (RULE 13D-101)

  Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               ACTUANT CORPORATION
                                (Name of Issuer)

                 Class A Common Stock, par value $0.20 per share
                         (Title of Class of Securities)


                                    00508X104
                                 (CUSIP Number)


                                 Jerome J. Lande
                     c/o Millbrook Capital Management, Inc.
                                  26 Wing Road
                            Millbrook, New York 12545

      (Name, Address, and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                February 20, 2002
             (Date of Event that Requires Filing of this Statement)



    If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

             NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

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CUSIP No. 00508X104                        13D                       PAGE 2 OF 6

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS (ENTITIES ONLY)

        MMI Investments II-A, L.P.
        I.R.S. Identification No.: 141810589

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
        (SEE Instructions)                                               (b) [x]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE Instructions)
            WC, OO

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------- ------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES                    702,100
                      ----- ----------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER
      OWNED BY
                      ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING                  702,100

                      ----- ----------------------------------------------------
       PERSON          10   SHARED DISPOSITIVE POWER
        WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            702,100
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE Instructions)
            PN
--------------------------------------------------------------------------------

                           *SEE ITEM 5 OF TEXT BELOW.

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CUSIP No. 00508X104                        13D                       PAGE 3 OF 6

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
        PERSONS (ENTITIES ONLY)

        MCM Management, LLC
        I.R.S. Identification No.: 14-1814578

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
        (SEE Instructions)                                               (b) [x]

------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE Instructions)
            AF

------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------- ------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER
      SHARES
                      ----- ----------------------------------------------------
    BENEFICIALLY       8    SHARED VOTING POWER
      OWNED BY                  702,100
                      ----- ----------------------------------------------------
        EACH           9    SOLE DISPOSITIVE POWER
     REPORTING
                      ----- ----------------------------------------------------
       PERSON          10   SHARED DISPOSITIVE POWER
        WITH                    702,100
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            702,100
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE Instructions)
            00
--------------------------------------------------------------------------------

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         This Amendment No. 3 (this "Third Amendment") relates to a Statement on
Schedule 13D originally filed on March 8, 2001, as amended by Amendment No. 1 and Amendment No. 2 filed thereafter, relating to the Class A Common Stock, par value $0.20 per share (the "Common Stock"), of Actuant Corporation, a Wisconsin corporation (as so amended, the "Statement"). This Third Amendment amends and supplements the Statement and should be read in conjunction therewith. Capitalized terms used but otherwise not defined herein have the meanings ascribed to them in the Statement.

         There have been no changes in the information reported in the Statement except as indicated below.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) Based on approximately 11.6 million shares of Common Stock outstanding as of February 13, 2002 (as reported in the Issuer's Press Release, dated February 14, 2002, announcing completion of its public equity offering), the 702,100 shares of Common Stock owned by MMI Investments represents approximately 6.1% of the outstanding Common Stock. MMI Investments has the sole power to direct the vote and disposition of such shares on the date of this Third Amendment.

         By virtue of being the general partner of MMI Investments, MCM may be deemed to be the beneficial owner of the shares of Common Stock of the Issuer owned by MMI Investments and to have shared power over the voting and disposition of such shares. Except for the shares of Common Stock owned by MMI Investments, as of the date hereof, neither MCM nor, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on Schedule 13D owns any Common Stock of the Issuer or have any right to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

         (c) Except for the open market sales of Common Stock by MMI Investments set forth in Schedule II attached hereto and incorporated herein by reference, there have been no transactions with respect to the Common Stock during the past 60 days by MMI Investments, MCM, or, to MMI Investments' and MCM's knowledge, any of the persons listed on Schedule I annexed to the original Statement on
Schedule 13D.

         (d) No other person other than MMI Investments is known to MMI Investments and MCM to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, any of the shares of Common Stock referred to in item 5(a) above.

         (e) Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  February 21, 2002

                                    MMI INVESTMENTS II-A, L.P.

                                    By:   Millbrook Capital Management, Inc.
                                          Manager



                                    By:   /s/ Jerome J. Lande
                                       -----------------------------------------
                                          Vice President


                                    MCM MANAGEMENT, LLC

                                    By:   /s/ Jerome J. Lande
                                       -----------------------------------------
                                          Vice President


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         Schedule II of the Statement is hereby supplemented as follows:

                                   SCHEDULE II

                      OPEN MARKET SALES BY MMI INVESTMENTS
                               DURING PAST 60 DAYS


              DATE                     NUMBER OF SHARES             PRICE/SHARE
              ----                     ----------------             -----------
             2/08/02                        10,000                     $35.20
             2/08/02                        30,000                     $34.50
             2/11/02                         3,000                     $34.68
             2/11/02                         1,000                     $34.69
             2/11/02                         1,000                     $34.53
             2/11/02                         1,000                     $34.55
             2/11/02                         1,000                     $34.59
             2/11/02                         7,500                     $34.50
             2/12/02                         1,500                     $35.28
             2/12/02                         1,500                     $35.33
             2/12/02                         3,000                     $35.38
             2/13/02                         2,000                     $36.10
             2/13/02                         6,500                     $36.25
             2/13/02                         2,500                     $36.40
             2/13/02                         1,000                     $36.42
             2/13/02                         2,500                     $36.30
             2/14/02                         4,500                     $37.84
             2/14/02                           400                     $37.81
             2/14/02                           300                     $37.90
             2/14/02                           200                     $37.65
             2/14/02                           200                     $37.91
             2/14/02                         2,500                     $37.50
             2/14/02                           700                     $37.92
             2/14/02                         2,000                     $37.99
             2/15/02                         5,300                     $37.40
             2/15/02                         1,100                     $37.43
             2/15/02                        10,000                     $37.38
             2/19/02                           100                     $36.26
             2/20/02                       120,000                     $36.25